UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number:  001-40360

MIND MEDICINE (MINDMED) INC.

(Name of registrant)

One World Trade Center

Suite 8500

New York, New York 10007

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIND MEDICINE (MINDMED) INC.
(Registrant)

Date: May 14, 2021	By:	/s/ Collin Gage
		Name:	Collin Gage
		Title:	Vice President of Corporate Development

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	A copy of the registrant’s Press Release dated May 14, 2021 regarding director appointment.
99.2	A copy of the registrant’s Press Release dated May 14, 2021 regarding financial results.
99.3	Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2021.
99.4	Management’s Discussion and Analysis for the Quarter Ended March 31, 2021.